March 5, 2008

Mail Stop 4561

Via U.S. Mail and Fax (775-882-8628)
Jim Akrivos
President
Grand Motion, Inc.
c/o State Agent and Transfer Syndicate, Inc.
112 North Curry St.
Carson City, NV 89703

> **Re: Grand Motion, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 3, 2008**
> **File No. 333-141094**

Dear Mr. Akrivos:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 3, 2008

1. Please tell us why you engaged a Canadian registered public accounting firm as opposed to a U.S. registered public accounting firm. In this regard, the staff generally believes a domestic U.S. registrant should use a U.S. registered public accounting firm. In some situations, a registered public accounting firm based outside of the U.S. may be appropriate. For example, if the majority of the registrant's assets and operations are located outside of the U.S., the majority of the registrant's management and Board of Directors are based outside of the U.S., the majority of the registrant's accounting workpapers are located outside of the U.S. and the majority of the audit work is conducted outside of the U.S. Please tell us how you considered this guidance in determining it was appropriate to use

an accounting firm based outside of the U.S. Please see further discussion of this guidance at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3432.

Sincerely,

William H. Demarest IV
Staff Accountant